Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED MARCH 31, 2010

TO THE PROSPECTUS DATED DECEMBER 18, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated December 18, 2009 (the “Prospectus”) and Supplement No. 1, dated February 12, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our initial public offering; and

B. To update disclosure in the section of the Prospectus titled “Management”.

A. Status of Our Initial Public Offering

As of March 31, 2010, we had raised sufficient offering proceeds to satisfy the minimum offering requirements for our initial public offering with respect to all states other than Pennsylvania and Tennessee. Accordingly, the offering proceeds received from stockholders (other than proceeds received from residents of the states of Pennsylvania and Tennessee) will be released from escrow on March 31, 2010 and we will commence operations.

As previously disclosed, because the minimum offering requirements were met on or before March 31, 2010, our board of directors has authorized us to pay a quarterly cash distribution of $0.15625 per share of common stock for the quarterly period ending June 30, 2010 to all common stockholders of record as of the close of business on each day of such quarter (the “Second Quarter Distributions”). The Second Quarter Distributions will be calculated based on the number of days each stockholder has been a stockholder of record. Some or all of these distributions may be paid by us from sources other than cash flow from operations, such as cash flows from financing activities, which may include borrowings, cash resulting from a waiver or deferral of fees, and proceeds of the offering; provided that proceeds from the offering may be used only for a period of up to one year after we meet the minimum offering requirements. Distributions for stockholders participating in our Distribution Reinvestment Plan will be reinvested into shares of our common stock.

B. Updates to the Management Section

The following should be read in conjunction with the section of the Prospectus titled “Management — Directors and Executive Officers” on pages 75 - 77:

On March 29, 2010, Dwight L. Merriman III accepted appointment to the office of Chief Executive Officer of the Company. His term began immediately. Our board of directors also has elected Mr. Merriman as a director of the Company, but his election is subject to the condition that an additional independent director first is elected to our board of directors. Subject to and simultaneous with our board of directors’ determination to elect an additional independent director, our board of directors has determined to increase its size to five directors. At this time, our board of directors has not determined whether Mr. Merriman will serve on any committees of our board of directors if and when Mr. Merriman’s election as a director of the Company becomes effective.

In addition, on March 29, 2010, Thomas G. McGonagle accepted appointment by our board of directors to the offices of Chief Financial Officer and Treasurer of the Company. His term began immediately.

Each officer will hold office until his successor shall have been duly elected or appointed and qualify or until his earlier death, resignation or removal in the manner set forth in the Company’s bylaws. As described below, Mr. Merriman and Mr. McGonagle are executive officers of the Advisor and Mr. Merriman is a member of the Advisor’s board of managers. Other than these affiliations with the Advisor, Messrs. Merriman and McGonagle do not have any direct or indirect material interests in any transaction with us or in any currently proposed transaction to which the Company is a party.

In addition to serving as the Company’s Chief Executive Officer, Mr. Merriman, age 49, was elected to the office of Chief Executive Officer of the Advisor in March 2010. Mr. Merriman has also been a member of the Advisor’s board of managers since March 2010. Mr. Merriman has over 25 years of real estate investment and development experience. Prior to joining the Corporation, Mr. Merriman served from September 2007 through March 2010 as a Managing Director and the Chief Investment Officer of Stockbridge Capital Group LLC (“Stockbridge”), a private equity real estate fund group based in San Francisco, CA, which has more than $3 billion in real estate under management. While with Stockbridge, Mr. Merriman served as a member of its investment and management committees, and was responsible for coordinating the investment activities of the company. From May 2000 to September 2007, Mr. Merriman was a Managing Director of RREEF Funds (“RREEF”), in charge of RREEF Funds’ development and value-added investment opportunities in North America. While at RREEF, he served on the investment committee and was involved in approving approximately $5 billion in commercial real estate transactions, and he started CalSmart, a $1.2 billion value-added real estate investment fund with the California Public Employees’ Retirement System (“CalPERS”). Prior to joining RREEF in 2000, Mr. Merriman served for approximately five years as a Managing Director at CarrAmerica Realty Corporation, where he was responsible for the company’s acquisition, development and operations activities in Southern California and Utah. Prior to that, he spent 11 years with the Los Angeles development firm of Overton, Moore & Associates, where he was responsible for developing industrial and office property throughout Southern California. Mr. Merriman received a B.S. in Business Administration from the University of Southern California and an M.B.A. from the Anderson School at the University of California at Los Angeles.

Our board of directors has determined that Mr. Merriman’s qualifications to serve on our board of directors include his extensive real estate investment and development experience, including specifically his experience serving in leadership positions and on the investments committees of significant real estate investment funds.

In addition to serving as the Company’s Chief Financial Officer and Treasurer, Thomas G. McGonagle, age 50, was elected to the office of Chief Financial Officer of the Advisor in March 2010. From April 2007 to December 2008, Mr. McGonagle was Senior Vice President — Corporate Development at MacDermid, Incorporated, an $800 million specialty chemical company (formerly listed on NYSE: MRD). Mr. McGonagle was responsible for the marketing and sale of two of MacDermid’s nine global business units for over $200 million, and also was instrumental in the restructuring of a European manufacturing operation. Prior to joining MacDermid, from 2003 until 2006, Mr. McGonagle was Senior Vice President and Chief Financial Officer at Vistar Corporation, a $3 billion food distribution company with 36 distribution facilities located throughout the U.S. At Vistar, Mr. McGonagle was responsible for the finance department, including all accounting, reporting, audit, bank, capital markets, and merger and acquisition activities. From 2001 to 2003, Mr. McGonagle was Managing Director and Co-Head of the U.S. Merchant Banking Group at Babcock & Brown LP in New York, which group focused on advising on, and acquiring and developing, large-scale infrastructure assets and projects. From 1987 until joining Babcock & Brown, Mr. McGonagle was a Managing Director of the Financial Sponsors Group of Donaldson, Lufkin & Jenrette / Credit Suisse. In this role, Mr. McGonagle was responsible for initiating and structuring numerous principal investment transactions, debt and equity securities offerings, and mergers and acquisitions across many different industries. Since August 2007, Mr. McGonagle has served as a director of Pinnacle Gas Resources, Inc., an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves (Nasdaq: PINN). Mr. McGonagle was elected Chairman of the Board of Directors of Pinnacle in March 2009. Mr. McGonagle is also a director and chairman of the audit committee of Consolidated Container Company LLC, a private $800 million plastic packaging manufacturer with over 50 manufacturing facilities located throughout the U.S. Mr. McGonagle received his B.A. in Economics from Dartmouth College and M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

On March 31, 2010, John A. Blumberg stepped down from our board of directors and from the office of Chairman of the Board. In connection therewith and with the elections described above, Evan H. Zucker tendered his resignation from the office of President of the Company, effective on March 31, 2010. Our board of directors elected Mr. Zucker as a director of the Company and has appointed Mr. Zucker to the office of Chairman of the Board, effective on March 31, 2010. Mr. Zucker will hold office until his successor shall have been duly elected or appointed and qualify or until his earlier death, resignation or removal in the manner set forth in the Company’s bylaws. Our board of directors has determined that Mr. Zucker’s qualifications to serve on our board of directors include his extensive commercial real estate investment and development experience, including specifically his experience creating and/or operating industrial real estate platforms. At this time, our board of directors has not determined whether Mr. Zucker will serve on any committees of our board of directors

Also in connection with the elections described above, Troy J. Bloom tendered his resignation from the offices of Senior Vice President and Treasurer of the Company, effective as of March 29, 2010.